Exhibit 99.1

3SBio Inc. to Hold 2009 Annual General Meeting on October 12, 2009

SHENYANG, China, Sept. 6 /PRNewswire-Asia-FirstCall/ — 3SBio Inc. (Nasdaq: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the annual general meeting of shareholders of 3SBio Inc. will be held on October 12, 2009 at 10:00 a.m., Shenyang time, at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China. The shareholder record date is September 12, 2009.

3SBio has filed its annual report on Form 20-F, with the audited financial statements attached for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission (the “SEC”). 3SBio’s Form 20-F can be accessed on the Investors section of the Company’s website at http://www.3SBio.com , as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy free of charge by contacting ir@3SBio.com.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China.

For more information, please visit 3SBio on the web at http://www.3SBio.com.

For further information, please contact:

Investor Contacts

Bo Tan, Chief Financial Officer

3SBio Inc.

Tel: +86-24-2581-1820

Email: ir@3SBio.com

Tom Folinsbee, Director of Investor Relations

3SBio Inc.

Tel: +852-8191-6991

Email: ir@3SBio.com

SOURCE 3SBio Inc.